UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Stanley Furniture Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	54-1272589
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

200 North Hamilton Street, No. 200 High Point, North Carolina	27260
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Preferred Stock Purchase Rights	NASDAQ

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.	Description of Registrant’s Securities to be Registered

On December 5, 2016, Stanley Furniture Company, Inc. (the “Company”) entered into a Rights Agreement (the “Agreement”) in an effort to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”), which totaled approximately $20.4 million as of October 1, 2016.  The Company may utilize these NOLs in certain circumstances to offset future U.S. taxable income and reduce its U.S. federal income tax liability, which may arise even if the Company incurs an accounting loss in a given period for reporting purposes.  The Company’s ability to utilize its NOLs, however, could be substantially limited if an “ownership change,” as defined under Section 382 of the Internal Revenue Code (the “Code”), occurred.  In general, an ownership change would occur if and when the percentage of ownership of Company common stock, par value $0.02 per share (the “Common Stock”), by one or more “5-percent shareholders” (as defined under IRC Section 382) has increased by more than 50 percentage points over their lowest ownership percentage at any time during the prior three years (calculated on a rolling basis).  These provisions can be triggered not only by merger and acquisition activity but by trading as well.  The Agreement is designed to deter trading that would result in an ownership change that could lead to the loss of the NOLs and a resulting reduction in the Company’s value.

In connection with the adopting of the Agreement, the Board of Directors of the Company (the “Board”) authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of Common Stock to stockholders of record as of the close of business on December 15, 2016.  In general, the Rights will work to impose a significant penalty upon any person or group which becomes the beneficial owner of 4.9% or more of the outstanding Common Stock or upon any 4.9% or greater holder which becomes the beneficial owner of an additional 1% or more of the outstanding Common Stock.  There is no guarantee, however, that the Agreement will prevent the Company from experiencing an ownership change and, therefore, having a limitation on its ability to utilize its NOLs.

The Rights. Until the Separation Time (as defined below), each Right will be evidenced by either the registration of the associated share of Common Stock on the stock transfer books of the Company or the certificate for the associated share of Common Stock and may only be transferred with the associated share of Common Stock.  Following the Separation Time, separate certificates evidencing the Rights will be delivered to holders of record of the Common Stock as of the Separation Time and the Rights may be transferred independent of the Common Stock.

Holders’ Rights as Stockholders.  The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

Exercisability of the Rights.  The Rights are not exercisable until the close of business on the earlier of (i) the tenth business day (subject to adjustment by the Board) after the date on which any person commences a tender or exchange offer that, if consummated, would result in such person becoming an Acquiring Person (as defined in the Rights Agreement) (provided that if any tender or exchange offer is cancelled, terminated or otherwise withdrawn prior to the close of business on the tenth business day following its commencement without the purchase of any shares of Common Stock, such offer shall be deemed, for these purposes, to never have been made) and (ii) the next business day after the first date of public announcement by the Company or by an Acquiring Person that a person has become an Acquiring Person (such date being the “Stock Acquisition Announcement Date” and the close of business on the earlier of (i) or (ii) being the “Separation Time”).  On or after the Separation Time and prior to the Expiration Time (as defined below), the Rights will be exercisable and each Right will entitle the holder thereof to purchase from the Company for $8.00 (the “Exercise Price”) one one-thousandth of a share of the Company’s newly designated Series A Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

Flip-In Event.  In the event that a person becomes an Acquiring Person, each Right, other than those beneficially owned by the Acquiring Person which shall become null and void, will as of such date (the “Flip-in Date”) constitute the right to purchase from the Company for the Exercise Price shares of Common Stock having an aggregate Market Price (as defined in the Rights Agreement) equal to twice the Exercise Price.

Terms of the Preferred Stock.  The terms of the Preferred Stock issuable upon exercise of the Rights are designed so that each one one-thousandth of a share of Preferred Stock is the economic and voting equivalent of one whole share of Common Stock.  In addition, the Preferred Stock has certain minimum dividend and liquidation rights, which are set out in the form of Certificate of Designation of Series A Participating Preferred Stock attached as Exhibit B to the Agreement.

Exchange.  The Board may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any affiliate thereof, which Rights shall become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Separation Time (the “Exchange Ratio”).  Immediately upon such action by the Board (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

Substitution.  Whenever the Company shall become obligated, as described in the preceding paragraphs, to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable, or, subject to certain conditions, other debt or equity securities.

Exempt Persons.  Any person desiring to engage in an acquisition of Common Stock that, if consummated, might cause such person to become an Acquiring Person may request that the Board exempt such acquisition from the provisions of the Agreement such that the person would not be deemed to be an Acquiring Person.  The Board may grant any such request if it determines, in its sole discretion, that the acquisition (i) does not (x) create a significant risk of material adverse tax consequences to the Company or (y) constitute an event of default under the Company’s credit facility or (ii) is otherwise in the best interests of the Company.

Redemption.  The Board may, at its option and at any time prior to a Flip-in Date, redeem all (but not less than all) of the then outstanding rights at a price of $0.0001 per Right (the “Redemption Price”).  Immediately upon the action of the Board electing to redeem the Rights, and without any further action or notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash or securities for each Right so held.

Anti-Dilution Adjustments.  The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

Supplements and Amendments.   The Agreement may be supplemented or amended without the approval of holders of the Rights at any time and in any respect prior to the Flip-in Date.  Subsequent to the Flip-in Date, the Agreement may only be supplemented or amended in certain limited circumstances as specified in the Agreement.

Expiration.  The Rights and the Agreement will expire on the earliest of (i) the Exchange Time, (ii) the date on which the Rights are redeemed as described above, (iii) the close of business on the day after the Company’s 2017 annual meeting of stockholders unless the Company’s stockholders approve the Agreement at the meeting, (iv) the close of business on December 5, 2019, and (iv) the time at which the Board determines, in its sole discretion, that the NOLs are utilized in all material respects or no longer available in any material respect under Section 382 of the Code or any applicable state law or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes (in any such case, the “Expiration Time”).

The foregoing description of the Agreement and the Rights is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 4.1 hereto and incorporated herein by reference.

Item 2.	Exhibits

3.1

Certificate of Designation of Series A Participating Preferred Stock of Stanley Furniture

Company, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed December 6, 2016)

4.1

Rights Agreement, dated as of December 5, 2016, between Stanley Furniture Company, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed December 6, 2016)

SIGNATURE

Pursuant to the requirements of Section 12 of Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: December 6, 2016

STANLEY FURNITURE COMPANY, INC.

By: /s/Anita W. Wimmer

Name:

Anita W. Wimmer

Title:

Vice President – Finance/Corporate Controller